

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 17, 2013

Via E-mail
Scott A. Musil
Chief Financial and Accounting Officer
First IndustrialRealty Trust, Inc.
311 S. Wacker Drive, Suite 3900
Chicago, Illinois 60606

Re: **First Industrial Realty Trust, Inc.**
Form 10-K for the year ended December 31, 2012
Filed March 1, 2013
File No. 001-13102

First Industrial, LP
Form 10-K for the year ended December 31, 2012
Filed March 1, 2013
File No. 333-21873

Dear Mr. Musil:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Duc Dang

Duc Dang
Special Counsel